U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

SEC File Number 001-13387
CUSIP Number: 007737109

NOTICE OF LATE FILING
(Check One):

[   ] Form 10-K     [_]  Form 20-F     [_] Form 11-K     [ X ] Form 10-Q     [_] Form 10-D [_] Form N-CEN
[_] Form N-CSR

For Period Ended: June 30, 2021

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

Part I--Registrant Information

          Full Name of Registrant:           AEROCENTURY CORP.

          Former Name if Applicable:

          Address of Principal Executive Office (Street and Number):  1440 CHAPIN AVENUE, SUITE 310 BURLINGAME CA 94010

Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed.   (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q within the prescribed time period because (i) the preparation for the filing of its proposed plan sponsor agreement and proposed plan for exit from Chapter 11 bankruptcy; (ii) recent unpredicted closings of sales of assets in connection with resolution of its secured indebtedness; and (iii) the determination of the proper application of accounting principles with respect to the Registrant’s financial results required a dedication of Registrant personnel and resources that precluded the Registrant from timely completing the preparation and coordination of its financial statements for the reporting period by the Registrant’s auditors.

Part IV--Other Information

    (1) Name and telephone number of person to contact in regard to this notification:  Timothy Harris, Esq. (650)-813-5784

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X ] Yes   [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes   [  ] No
If so; attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that the unaudited results of operations for the fiscal quarter ended June 30, 2021 will reflect a pre-tax loss of approximately $3.2 and an after-tax loss of approximately $3.2 million, whereas results of operations for the fiscal quarter ended June 30, 2020 reflected a pre-tax loss of approximately $14.8 million and an after-tax loss of approximately $13.5 million. The Registrant anticipates that the unaudited results of operations for the six months ended June 30, 2021 will reflect a pre-tax loss of approximately $8.6 and an after-tax loss of approximately $8.6 million, whereas results of operations for the six months ended June 30, 2020 reflected a pre-tax loss of approximately $27.7 million and an after-tax loss of approximately $23.7 million. The decreased losses in the 2021 periods resulted mostly from decreases in asset impairment losses, interest expense, professional fees and general and administrative expenses and depreciation, the effects of which were partially offset by decreased rent income and increases in reorganization costs and bad debt expense compared to the 2020 periods.

AEROCENTURY CORP.
(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2021	By: /s/ Harold M. Lyons
Harold M. Lyons, SVP Finance and CFO